GLOBAL TECHNOLOGIES, LTD

501 First Ave N, Suite 901

St. Petersburg, FL 33701

(727) 482-1505

August 20, 2020

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Manufacturing

Washington, DC 20549

Re:	GLOBAL TECHNOLOGIES, LTD
Amendment No. 2 to Registration Statement on Form 10-12G
Filed August 10, 2020
File No. 000-25668

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 19, 2020 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 2 to Registration Statement on Form 10-12G submitted August 10, 2020 (File No. 000-25668) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 2 to Form 10 filed August 10, 2020

Controls and Procedures, page 28

1.	We note your revised disclosure in response to comment 3, but reissue in part. As previously requested, please revise the second paragraph on page 28 to state that your conclusion for ICFR was not effective as of March 31, 2020, June 30, 2019 and June 30, 2018 rather than not sufficient.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 28 to state that the Company’s conclusion for ICFR was not effective as of March 31, 2020, June 30, 2019 and June 30, 2018 rather than not sufficient.

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Securities and Exchange Commission

August 20, 2020

Executive Compensation, page 32

2.	We note that in response to prior comment 4, the company revised the disclosure on page 33 to refer to compensation disclosure for the nine months ended March 31, 2020. Please update your compensation disclosure in the tables on pages 32 and 33 to include compensation disclosure for your most recently completed fiscal year. In this regard, we note you refer on page 34 to your fiscal year ended June 30, 2020.

Response: In response to the Staff’s comments, the Company has revised its disclosure within the Compensation tables on pages 32 and 33 to include compensation through the twelve months ended June 30, 2020.

3.	We note your response to prior comment 5. Please tell us with specificity where the disclosure in the tables on page 32 and 33 includes the issuance of shares of Series K Super Voting Preferred Stock in August 2019 to your officer and director as consideration "for services provided as an officer and director of the Company" now mentioned on page 33.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 32, “Executive Compensation” to include the 3 shares of Series K Preferred Stock that were issued to Jimmy Wayne Anderson. The Company’s disclosure on page 33, “Transactions with Related Persons”, has been revised to state that the shares were issued for services rendered as an “officer” and not for services rendered as an “officer and director.”

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Securities and Exchange Commission

August 20, 2020

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (727) 482-1505.

Sincerely,

/s/ Jimmy Wayne Anderson
Jimmy Wayne Anderson
President

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